

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 20, 2010

Patrick E. Allen
Chief Financial Officer
Rockwell Collins, Inc.
400 Collins Road NE
Cedar Rapids, Iowa 52498

Re: Rockwell Collins, Inc.
Form 10-K: For the fiscal year ended October 2, 2009
Filed November 23, 2009
Form 10-Q: For the quarterly period ended December 31, 2009
Filed January 28, 2010
Form 10-Q: For the quarterly period ended March 31, 2010
Filed April 23, 2010
Definitive Proxy on Schedule 14A
Filed December 23, 2009
File No. 001-16445

Dear Mr. Allen:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Lyn Shenk
Branch Chief